UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ATHERSYS, INC.
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

04744L106
(CUSIP Number)

November 11, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04744L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspire Capital Fund, LLC 27-1406279
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,266,334
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,266,334
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 04744L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspire Capital Partners, LLC 27-1406238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,266,334
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,266,334
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 04744L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGM Holdings Corp. 36-4303462
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,266,334
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,266,334
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 04744L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven G. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,266,334
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,266,334
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 04744L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik J. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,266,334
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,266,334
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 04744L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christos Komissopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,266,334
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,266,334
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,334
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 04744L106	SCHEDULE 13G

Item 1(a)	Name of Issuer:

Athersys, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3201 Carnegie Avenue
Cleveland, Ohio 44115

Item 2(a)	Name of Person Filing:

Aspire Capital Fund, LLC (“Aspire Fund”)

Aspire Capital Partners, LLC (“Aspire Partners”)

SGM Holdings Corp. (“SGM”)

Steven G. Martin (“Mr. Martin”)

Erik J. Brown (“Mr. Brown”)

Christos Komissopoulos (“Mr. Komissopoulos”)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the principal business office of each of Aspire Fund, Aspire Partners, SGM, Mr. Martin, Mr. Brown and Mr. Komissopoulos is:

155 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

Item 2(c)	Citizenship

Aspire Fund -- Illinois

Aspire Partners – Illinois

SGM – Illinois

Mr. Martin – United States

Mr. Brown -- United States

Mr. Komissopoulos -- United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

04744L106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.                      Ownership

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Aspire Capital Fund, LLC	1,266,334	5.2%	0	1,266,334	0	1,266,334
Aspire Capital Partners, LLC	1,266,334	5.2%	0	1,266,334	0	1,266,334
SGM Holdings Corp.	1,266,334	5.2%	0	1,266,334	0	1,266,334
Steven G. Martin	1,266,334	5.2%	0	1,266,334	0	1,266,334
Erik J. Brown	1,266,334	5.2%	0	1,266,334	0	1,266,334
Christos Komissopoulos	1,266,334	5.2%	0	1,266,334	0	1,266,334

Aspire Fund has direct beneficial ownership of 1,266,334 shares of common stock of the Issuer.  Aspire Partners is the Managing Member of Aspire Fund.  SGM is the Managing Member of Aspire Partners.  Mr. Martin is the president and sole shareholder of SGM, as well as a principal of Aspire Partners.  Mr. Brown and Mr. Komissopoulos are each a principal of Aspire Partners.

Pursuant to Section 13(d) of the Act, each of Aspire Partners, SGM, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of the shares of common stock of the Issuer held by Aspire Fund.

Pursuant to Rule 13d-4 of the Act, each of Aspire Partners, SGM, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the shares of common stock of the Issuer held by Aspire Fund.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04744L106	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2011

ASPIRE CAPITAL FUND, LLC                                                          ASPIRE CAPITAL PARTNERS, LLC
BY: ASPIRE CAPITAL PARTNERS, LLC                                       BY: SGM HOLDINGS CORP.
BY: SGM HOLDINGS CORP.

By:  /s/ Steven G. Martin                By:  /s/ Steven G. Martin
Name:  Steven G. Martin                Name:  Steven G. Martin
Title:   President                      Title:   President

SGM HOLDINGS CORP.                STEVEN G. MARTIN

By:  /s/ Steven G. Martin                                                           /s/ Steven G. Martin
Name:  Steven G. Martin
Title:   President

ERIK J. BROWN                                                                                     CHRISTOS KOMISSOPOULOS

/s/ Erik J. Brown                                                                      /s/ Christos Komissopoulos

CUSIP No. 04744L106	SCHEDULE 13G

LIST OF EXHIBITS

Exhibit No.                                Description
99.1                            Joint Filing Agreement.

CUSIP No. 04744L106	SCHEDULE 13G

EXHIBIT 99.1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such Schedule 13G with respect to the common stock of the Issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated:  December 2, 2011

ASPIRE CAPITAL FUND, LLC                ASPIRE CAPITAL PARTNERS, LLC
BY: ASPIRE CAPITAL PARTNERS, LLC                                                     BY: SGM HOLDINGS CORP.
BY: SGM HOLDINGS CORP.

By:  /s/ Steven G. Martin                                                                              By:  /s/ Steven G. Martin
Name:  Steven G. Martin                                                                                       Name:  Steven G. Martin
Title:   President                                                                                 Title:   President

SGM HOLDINGS CORP.                                                                                    STEVEN G. MARTIN

By:  /s/ Steven G. Martin                                                                  /s/ Steven G. Martin
Name:  Steven G. Martin
Title:   President

ERIK J. BROWN                                                                                  CHRISTOS KOMISSOPOULOS

/s/ Erik J. Brown                                                     /s/ Christos Komissopoulos